

September 10, 2010

Via U.S. Mail

Shelley Guidarelli
President and Chief Executive Officer
Norman Cay Development Inc.
4472 Winding Lane
Stevensville, MI 49127

>   **Re: Norman Cay Development Inc.**
>   **Amendment No. 3 to Form S-1**
>   **Filed September 3, 2010**
>   **File No. 333-167284**

Dear Ms. Guidarelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

The Company Overview, page 6

1.   We note your response to comment one from our letter dated August 18, 2010. We also note from the bottom of page 21 that you intend to open locations in Stevensville, Michigan. Please revise the first paragraph to disclose the area where you intend to lease retail space.

Description of Our Business, page 20

First Year Operations, page 21

2.   We note your statement at the bottom of page 21 that there is only one wireless reseller in
        Stevensville and there is untapped market potential in the area. Revise to disclose the
        name of the competing reseller. Also, explain why you believe there is untapped market
        potential in Stevensville. In this regard, we note Stevensville appears to have a
        population of about 1,000 people (refer to www.city-data.com/city/Stevensville-
        Michigan.html) and Berrien County has a population of about 160,000 people (refer to
        quickfacts.census.gov/qfd/states/26/26021.html). Please account for these factors when
        in your explanation.

The Industry, page 24

3.   At the top of page 25, we note your disclosure regarding the growth of cell phone
        subscribers *worldwide*. However, we note your market is Stevensville. Please explain
        how and why worldwide subscriber growth applies to your market. Further, please
        explain how Mr. Slim's fortunes relate and apply to your operations. In this regard, we
        note he and his family control America Movil whose operations are significantly larger
        than yours.

Management's Discussion and Analysis, page 25

Liquidity and Capital Resources, page 25

4.   We note your response to comment 16 from our letter dated August 18, 2010, but we
        partially re-issue this comment. Please revise to explain how you intend to repay the
        interest and principal on the note due to Mr. Ross and whether you will use any of the
        proceeds from this offering to repay the note.

Directors, Executive Officers, Promoters and Control Persons, page 27

5.   We partially reissue comment 19 from our letter dated August 18, 2010. Revise to
        disclose Mr. Ross's role in the company and explain whether he is a promoter under Rule
        405 of Regulation S-K. If applicable, please give us your reasons for concluding he is
        not a promoter or provide the disclosure required under Item 404(c) of Regulation S-K.

Financial Statements, page F-1

6.   Please update your financial statements to include interim financial statements for the
        three months ended July 31, 2010.

Shelley Guidarelli
Norman Cay Development Inc.
September 10, 2010
Page 3

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director

cc: Via facsimile to 619-330-1888
       Wade D. Huettel, Esq.
       Carrillo Huettel, LLP